FORM 4

STATEMENT OF

CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person*

(Last)	Stumbo
(First)	Kevin
(Middle)	J.
(Street)	346 North Mayo Trail
(City)	Pikeville
(State)	KY
(Zip)	41501-1492

  Issuer Name and Ticker or Trading Symbol

(Issuer Name)	Community Trust Bancorp, Inc.
(Ticker or Trading Symbol)	CTBI

  I.R.S. or Social Security Number of Reporting Person (Voluntary)

(I.D. Number)

  Statement for Month/Day/Year

(Month/Day)	February 12
(Year)	2003

  If Amendment, Date of Original (Month/Day/Year)

(Month/Day)
(Year)

  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  X

(Director)
X	(Officer, give title below) Executive Vice President

(10% Owner)
(Other, specify below)

  Individual or Joint/Group Filing (Check Applicable Line)

X

X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transac-tion Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	or (D)	Price
Common Stock	02/12/03		M		293	A	16.012	293	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Option(1)	$24.19	10/22/2002		J(2)				10/22/2007	10/22/2012
Option(3)	$25.39	01/17/2003		J				01/17/2004	01/17/2013
Option(3)	$25.39	01/27/2003		J				01/17/2005	01/17/2013
Option(3)	$25.39	01/27/2003		J				01/17/2006	01/17/2013
Option(3)	$25.39	01/27/2003		J				01/17/2007	01/17/2013

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common Stock	22,000		22,000	D
Common Stock	955		955	D
Common Stock	955		955	D
Common Stock	955		955	D
Common Stock	955		955	D
Common Stock	293		0
Common Stock	292.60		292.60	D

Explanation of Responses: (1) Right to buy pursuant to Management Retention Incentive Stock Option Agreement. (2) Option previously reported as covering 20,000 shares @$26.61, adjusted to reflect the 10% stock dividend effective 12/15/02. (3) Right to buy pursuant to the CTBI 1998 Stock Option Plan.

/s/ Kevin J. Stumbo-**Signature of Reporting Person 02/12/2003-Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.